OMB APPROVAL
OMB Number: 3235-0116
Expires: September 30, 2007
Estimated average burden hours per response...6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NAM TAI ELECTRONICS, INC.
Revises Guidance for Third Quarter and Full year 2006
VANCOUVER, CANADA – September 1, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced revised sales and earnings guidance for the third quarter ending September 30, 2006 and year ending December 31, 2006.
Nam Tai expects that net sales for its third quarter will be about flat as compared to the same period last year when the Company reported net sales of approximately $207.9 million. Nam Tai now expects its third quarter net sales to be in the range of range of 8% to 13% below the Company’s previous guidance announced on July 31, 2006 of $230 million to $240 million. Nam Tai expects its non-GAAP operating income per share for Q3 2006 to be lower as compared to the same period last year when the Company reported non-GAAP operating income per share (diluted) of $0.35, which did not include certain gains and losses and severance expenses realized and incurred resulting in reported operating income (diluted) on a GAAP basis of $0.43 per share for Q3 2005.1 Nam Tai’s revised guidance for non-GAAP operating income per share for Q3 2006 is an estimated decrease, in the range of 20% to 25%, as compared to its previous guidance of $0.30 to $0.32 per share announced on July 31, 2006. As a result, the Company anticipates that non-GAAP earnings per share will be lower for Q3 2006 by an estimated range of 32% to 37% as compared to the same period last year and lower by an estimated range of 18% to 23% as compared to its previous guidance of $0.28 to $0.30 per share.2
Ms. Patinda Lei, Nam Tai’s Chief Executive Officer and Chief Financial Officer commented, “The change in guidance is a result of lower than expected sales and a change in the mix of products sold to date during the quarter. We are also experiencing lower margins during the third quarter than prior periods due to ever increasing, intense market competition.”
Based on the revised guidance for the third quarter, current market conditions, current orders, and the outlook for fourth quarter sales, all of which have been affected by the existence of more challenging business conditions than expected, the Company expects to achieve sales growth for 2006 of approximately 10%, below its previously announced target of 25% sales growth for the full year of 2006.

1	In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States, Nam Tai’s management utilizes a measure of net income and earnings per share on a non-US GAAP (“non-GAAP”) basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. Please see Nam Tai’s press release of October 31, 2005 for a reconciliation of GAAP operating income to non-GAAP operating income and GAAP net income and earnings per share to non-GAAP net income and earnings per share reported for the third quarter ended September 30, 2005. Nam Tai’s October 31, 2005 press release is available by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, from Nam Tai’s website at www.namtai.com and in Nam Tai’s Form 6-K for the month of October 2005 filed with the Securities and Exchange Commission on November 2, 2005 and available on the website of the Securities and Exchange Commission at www.sec.gov.

2	Please see Nam Tai’s press release of July 31, 2006 for information specific to the presentation of earnings per share guidance by Nam Tai using non-GAAP financial measures. Nam Tai’s July 31, 2006 press release is available by contacting Pan Pacific I. R. Limited, from Nam Tai’s website at www.namtai.com and in Nam Tai’s Form 6-K for the month of July 2006 filed with the Securities and Exchange Commission on August 3, 2006 and available on the website of the Securities and Exchange Commission at www.sec.gov.

“Looking ahead, the Company anticipates market conditions to remain highly competitive, which will undoubtedly pose challenges to the Company’s performance. As a result, Nam Tai has lowered its annual targeted sales growth from 25% to approximately 12% for years 2007 and 2008 respectively,” concluded Ms. Lei. “When our recently announced expansion projects begin coming online starting in 2008 we expect our growth rates to accelerate.”
FORWARD-LOOKING STATEMENTS
Statements concerning the Company’s outlook and targeted growth rates, expected performance during the third and fourth quarters of 2006 and for 2006 as a whole, including estimated sales, estimated gross profit margins, estimated non-GAAP operating income per share and non-GAAP earnings per share for the third quarter of 2006, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect our views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Nam Tai’s actual sales, operating income, net income and growth may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in China such as arising from changes in governmental policies, taxation, trade regulation, and currency exchange rates; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between China and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products and by one or more the factors discussed in Item 3. Key Information — Risk Factors in its Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual report on Form 20-F, copies of which may be obtained by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of September 1, 2006. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date September 7 2006	By:	/s/ Patinda Lei
		Name:	Patinda Lei
		Title:	Chief Executive Officer